Sub-Item 77M:     Mergers.

(a) The name of the other registered investment company from which the predecessor Firstar Select REIT - Plus Fund was acquired was Firstar Select Funds.

(b) On November 8, 2000, the shareholders of the predecessor fund approved of the Reorganization, including the Agreement and Plan of Reorganization, dated August 15, 2000, as detailed in Sub-Item 77C above. On August 15, 2000 the Board of Trustees of the predecessor fund unanimously approved of the acquisition of the predecessor fund including the Agreement and Plan of Reorganization, dated August 15, 2000. On July 13, 2000, the Board of Directors of the Registrant unanimously approved the acquisition of the predecessor fund including the Agreement and Plan of Reorganization dated August 15, 2000. On December 11, 2000 the Reorganization was completed.

Sub-Item 77Q1(a): Copies of any material amendments to the registrant's charter or by-laws.

     The Registrant amended its by-laws effective October 31, 2000 to change the number of Directors from seven to six. The Registrant amended its by-law effective November 8, 2000 to change the number of Directors from six to eleven. The Registrant amended its by-laws effective March 23, 2001 to change the number of Directors from eleven to ten. The Amendments are filed herein.

Sub-Item 77Q1(e): Copies of any new or amended Registrant investment advisory contracts.

     The shareholders approved an investment advisory contract with FIRMCO on November 8, 2000. A copy of the contract is filed herein.

     Sub-Item 77Q1(g): Copies of any merger or consolidation agreement, and other documents relevant to the information sought in sub-item 77M.

     The shareholders approved the Agreement and Plan of Reorganization on November 8, 2000. A copy of the Agreement is filed herein.